Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR YEAR END AND FOURTH QUARTER FISCAL 2007

– Once-Daily Tramadol Steadily Gaining Market Share in Europe and Canada, Once-Daily Trazodone Phase III Study Demonstrates Positive Results –

LAVAL, Quebec (February 21, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the fiscal year and fourth quarter ended December 31, 2007.  All figures are in Canadian dollars unless otherwise stated.

Revenue from product sales of Labopharm’s once-daily tramadol to its partners for fiscal 2007 increased to $11.9 million from $6.9 million for fiscal 2006, the result of additional launches and increased market share in certain countries.  Revenue from product sales of once-daily tramadol for the fourth quarter of fiscal 2007 was $1.6 million compared with $2.8 million for the fourth quarter of fiscal 2006.  The difference is mainly attributable to significant shipments of initial launch quantities in the fourth quarter of 2006, which continued well into the first quarter of 2007, and included inventory stocking throughout the supply chain. As a result, while end-user market sales were growing across all markets during the fourth quarter of 2007, sales to our distribution partners were lower than in the fourth quarter of 2006.

“We are continuing to steadily advance the global commercialization program for our once-daily tramadol product, capturing an increasing share of those markets in which it has been launched, and in 2008 we expect to launch our product in an additional 10 to 20 countries,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “We finished fiscal 2007 with the successful launch of our once-daily tramadol product in Canada, in addition to strengthening our balance sheet to support the development and commercialization of the significant opportunities in our robust pipeline.”

Mr. Howard-Tripp continued, “Recently, we announced positive results for our Phase III study for once-daily trazodone, and have begun preparing our New Drug Application to support regulatory submissions in both the U.S. and Canada later this year, in addition to preparing for eventual product commercialization. With a goal to commercialize multiple drug products, we are advancing additional opportunities in our pipeline, including our twice-daily formulation of our tramadol-acetaminophen combination product, for which we will initiate a Phase III clinical trial in the coming weeks.  We are also continuing to advance our misuse prevention platform for the development of novel formulations of high potency drugs with significantly reduced potential for unintentional misuse or abuse.”

Recent Developments

Once-Daily Tramadol Global Commercialization Program

Product Steadily Gaining Market Share – Labopharm’s product continues to steadily gain market share in those countries in which it has been launched.  In December 2007, overall share of the European tramadol market had grown significantly from September 2007 and penetration of the once-daily segment of the market was nearing 40%1. Growth in market share2 was particularly strong in France, Italy and Spain, where market share2 in December 2007 was 6.0%, 10.2% and 15.7%, respectively.  In Canada, the Company’s product captured almost 9% of the tramadol product market in December 2007, just the third full month following launch.

Market and Sales Effort Expanded in Canada – The marketing and sales effort in Canada was expanded when the Company’s licensing and distribution partner, Paladin Labs Inc., entered into a co-promotion agreement with Nycomed Canada Inc.  The agreement doubled the promotional effort and number of primary care sales representatives promoting the product in Canada.

Received Regulatory Approval for South Korea – Labopharm’s product received regulatory approval from the Korea Food and Drug Administration permitting its marketing and sale in South Korea.  The Company expects its marketing partner to launch its product later this year.

Completed Marketing Partnership and Received Regulatory Approval for Australia – Labopharm entered into a licensing and distribution agreement with iNova Pharmaceuticals (Australia) Pty Limited for Australia and received regulatory approval from the Australian Department of Health and Aging.  The Company expects its marketing partner to launch its product later this year.

Completed Marketing Partnership for Turkey – The Company entered into a licensing and distribution agreement with Dr. F. Frik Ilac San. ve Tic. A.S. for Turkey.

Received Response to Appeal from FDA – Labopharm received a written response from the U.S. Food and Drug Administration (FDA) regarding its most recent appeal of the decision in the Agency's Approvable Letter. While the FDA did not overturn the decision, it suggested additional statistical analysis of existing data, different from that previously requested, as a means to potentially satisfy the Agency's requirements.  The Company is currently conducting the additional statistical analysis as suggested by the Agency.

Once-Daily Trazodone Development Program

Reported Positive Results for Phase III Trial – Labopharm reported positive results for its Phase III clinical trial for once-daily trazodone (study 04ACL3-001).  In addition to achieving statistical significance for the primary endpoint (p value of 0.0183) for efficacy in the treatment of depression, the study demonstrated the formulation’s ability to significantly improve the overall quality of sleep.  Labopharm plans to file a New Drug Application (NDA) for its formulation with the FDA later this year.

1 Includes France, Germany, the United Kingdom, Spain and Italy.

2 Labopharm’s target market consists of the market for immediate-release, twice-daily, once-daily and drop formulations of tramadol.

Other Development Programs

Enrolment in Phase III Clinical Trial for Twice-Daily, Tramadol-Acetaminophen Combination Product to Begin in March – Labopharm has completed preparations for its Phase III clinical trial for its twice-daily, combination product of tramadol and acetaminophen, and plans to begin enrolling patients in the study in March.

Misuse Prevention Platform – Based upon success to date with the development of its misuse prevention platform, Labopharm has moved a misuse prevention formulation of once-daily tramadol into clinical development.

Financial Results

Revenue for the fourth quarter of fiscal 2007 was $2.6 million compared with $5.2 million for the fourth quarter of fiscal 2006.  Revenue from product sales was $1.6 million compared with $2.8 million.  The difference is mainly attributable to significant shipments of initial launch quantities in the fourth quarter of 2006, which continued well into the first quarter of 2007, and included inventory stocking throughout the supply chain. As a result, while end-user market sales were growing across all markets during the fourth quarter of 2007, sales to our distribution partners were lower than in the fourth quarter of 2006. Revenue from product sales for the fourth quarter of fiscal 2007 consisted of follow-on shipments of once-daily tramadol to the Company’s marketing partners in Europe for distribution in various markets.

Adjusted gross margin (as a percentage of revenue from product sales) for the fourth quarter of fiscal 2007 decreased to 43.5% (excluding the recovery and reversal of $390,000 of expenses recorded in 2007, primarily related to the U.S. pre-launch inventory) from 55.6% (excluding the $1.4 million inventory write-down related to product that was not manufactured according to specifications) for the fourth quarter of fiscal 2006.  The decrease in adjusted gross margin compared to the fourth quarter of last year was due primarily to lower average selling prices per tablet due to a higher proportion of sales of sample product to partners.

Licensing revenue for the fourth quarter of fiscal 2007 was $1.1 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for the fourth quarter of fiscal 2006 was $2.3 million.  The decrease in licensing revenue was primarily the result of the extension of the estimated term over which the Company is recognizing the up-front payment of US$20 million previously received from Purdue Pharma following receipt of the second Approvable Letter from the FDA in May 2007, as well as the non-recurring adjustment of $378,000 in the fourth quarter of 2006 arising from the removal of refund conditions attached to European up-front payments received in 2005.

Research and development expenses before research and development tax credits for the fourth quarter of fiscal 2007 increased to $7.9 million from $4.8 million for the fourth quarter of fiscal 2006.  The increase was primarily the result of a higher level of clinical trial activity and the general increase in the Company’s research and development activities in the fourth quarter of fiscal 2007.  Research and development tax credits for the fourth quarter of fiscal 2007 were $1.6 million compared with $1.3 million for the corresponding quarter of fiscal 2006.

Selling, general and administrative expenses for the fourth quarter of fiscal 2007 decreased to $4.5 million from $5.5 million for the fourth quarter of fiscal 2006.   The decrease is primarily the result of the Company having incurred certain non-recurring costs, including severance costs, in the fourth quarter of 2006.

During the fourth quarter, the Company made an additional adjustment to the estimated fair value of its asset backed commercial paper (ABCP) investment and took an additional charge of $0.6 million.  The total charge taken on the ABCP is $1.5 million.  The initial ABCP investment was $5.6 million.

Net loss for the fourth quarter of fiscal 2007 was $10.0 million, or $0.18 per share, compared with $7.2 million, or $0.13 per share, for the fourth quarter of fiscal 2006.

Cash, cash equivalents and available-for-sale marketable securities at December 31, 2007 were $71.9 million ($76.2 million including the ABCP that was classified as a long-term investment in the third quarter of 2007) compared with $100.8 million at December 31, 2006.  Excluding the reclassification and impairment loss on the ABCP discussed above, Labopharm’s cash, cash equivalents and available-for-sale marketable securities decreased by $24.5 million compared to December 31, 2006.  This decrease was primarily the result of the use of funds for operating activities, which was partially offset by a drawdown in December 2007 of US$15 million of a US$25 million debt facility that the Company completed with Hercules Technology Growth Capital, Inc. The remaining US$10 million is available to Labopharm beginning May 15, 2008 through November 15, 2008.

For the fiscal 2007 year, revenue increased to $19.0 million from $15.9 million for the year ended December 31, 2006. Revenue from product sales increased to $11.9 million from $6.9 million, primarily attributable to the fact that, having initiated shipments in several new countries in the fourth quarter of 2006, we benefited from a full year of sales in these countries in 2007.

Adjusted gross margin (as a percentage of revenue from product sales) for fiscal 2007 increased to 49.5% (excluding the $1.4 million write down of U.S. pre-launch inventory and the favourable adjustment of $236,000 related to the settlement of a dispute arising from product that was not manufactured according to specifications in 2006) from 48.7% for fiscal 2006 (excluding the $1.4 million inventory write-down related to product that was not manufactured to specifications).  The increase in adjusted gross margin for the year ended December 31, 2007 was due to lower manufacturing costs, which were offset by lower average selling prices per tablet due to product and country mix, and by the royalty expense which is effective since January 2007.

Licensing revenue for fiscal 2007 was $5.8 million, and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for fiscal 2006 was $9.0 million.  The decrease in licensing revenues was primarily the result of the extension of the estimated term over which the Company is recognizing the US$20 million up-front payment previously received from Purdue Pharma.

Research and development expenses before research and development tax credits for fiscal 2007 were $27.6 million compared with $19.1 million for fiscal 2006. The increase was primarily due to the Phase III clinical trial for once-daily trazodone that was initiated in the second quarter of fiscal 2007, several pharmacokinetic studies for the Company’s other development programs and the general increase in the Company’s research and development activities.  Research and development tax credits for fiscal 2007 were $4.0 million compared with $3.1 million for fiscal 2006.

Selling, general and administrative expenses for fiscal 2007 increased to $20.3 million from $16.6 million for fiscal 2006.  The increase is primarily due to higher headcount and related compensation expense, including $1.2 million of additional non-cash stock-based compensation expense, and increased sales, marketing, legal and patent consulting fees.

Net loss for fiscal 2007 was $36.6 million, or $0.64 per share, compared with $23.9 million, or $0.46 per share for fiscal 2006.

Labopharm continues to expect global sales of its once-daily tramadol product to be variable from quarter to quarter as a result of pipeline fill and other supply chain and market dynamics associated with the early stages of product launches.  Labopharm believes that the penetration of markets in which its product has already been launched, as well as additional product launches globally, will result in continued annual growth in product sales.

Conference Call

Labopharm will host a conference call today (Thursday, February 21, 2008 at 8:30 a.m. ET) to discuss its year end and fourth quarter fiscal 2007 results. To access the conference call by telephone, dial 416-644-3418 or 1-800-732-0232.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Thursday, February 28, 2008 at midnight.  To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21260670#.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com

CONSOLIDATED STATEMENTS OF OPERATIONS

For periods of :	Three months ended		Twelve months ended
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
[Thousands of Canadian dollars, except share and per share amounts]	$	$	$	$

REVENUE
Product sales	1,576	2,819	11,935	6,863
Licensing	1,060	2,339	5,846	9,011
Research and development collaborations	—	—	1,217	—
	2,636	5,158	18,998	15,874

EXPENSES
Cost of goods sold (excluding amortization)	500	2,673	7,216	4,940
Research and development expenses, net	6,287	3,588	23,583	16,054
Selling, general and administrative expenses	4,495	5,538	20,335	16,598
Financial expenses	457	598	1,931	2,654
Impairment loss on long-term investment	600	—	1,474	—
Depreciation and amortization	492	468	1,974	1,744
Interest income	(771)	(1,102)	(3,478)	(3,379)
Foreign exchange (gain) loss	(243)	(365)	37	(1,008)
	11,817	11,398	53,072	37,603
Loss before income taxes	(9,181)	(6,240)	(34,074)	(21,729)
Income taxes	855	925	2,501	2,136
Net loss for the period	(10,036)	(7,165)	(36,575)	(23,865)

Net loss per share – basic and diluted	(0.18)	(0.13)	(0.64)	(0.46)

Weighted average number of common shares outstanding	56,817,963	56,747,963	56,801,196	52,402,798

CONSOLIDATED STATEMENTS OF CASH FLOWS

For periods of :	Three months ended		Twelve months ended
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
[Thousands of Canadian dollars]	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(10,036)	(7,165)	(36,575)	(23,865)
Items not affecting cash :
Depreciation of property, plant and equipment	425	409	1,729	1,514
Amortization of intangible assets	67	59	245	230
Amortization of deferred financing costs	—	46	—	208
Amortization of premium and discount on marketable securities	48	146	255	146
Impairment loss on long-term investment	600	—	1,474	—
Non-cash financial expenses	24	—	131	—
Unrealized foreign exchange (gain) loss	(238)	(374)	44	(921)
Future income tax	82	(63)	18	(134)
Stock-based compensation	679	743	4,252	2,600
	(8,349)	(6,199)	(28,427)	(20,222)
Net change in non-cash operating items	133	1,069	1,249	(14,872)
	(8,216)	(5,130)	(27,178)	(35,094)

INVESTING ACTIVITIES
Acquisition of marketable securities	(8,086)	(7,138)	(73,066)	(106,276)
Proceeds from disposals of marketable securities	9,887	2,500	13,385	5,000
Proceeds from maturities of marketable securities	4,085	9,495	85,961	29,994
Acquisition of property, plant and equipment	(252)	(693)	(1,852)	(1,711)
Acquisition of intangible assets	(36)	(676)	(493)	(1,366)
	5,598	3,488	23,935	(74,359)

FINANCING ACTIVITIES
Repayment of obligations under capital lease	(25)	(22)	(96)	(83)
Proceeds from issuance of common shares	—	—	225	114,664
Issuance costs of common shares	—	—	—	(9,240)
Repayment of long-term debt	(3,916)	(964)	(6,977)	(3,271)
Proceeds from issuance of long-term debt	14,117	—	14,117	—
Proceeds from issuance of warrants	541	—	541	—
Transaction costs	(25)	—	(25)	—
	10,692	(986)	7,785	102,070

Foreign exchange gain (loss) on cash held in foreign currencies	30	832	(1,091)	823
Net increase (decrease) in cash and cash equivalent during the period	8,104	(1,796)	3,451	(6,560)
Cash and cash equivalents, beginning of period	9,069	15,518	13,722	20,282
Cash and cash equivalents, end of period	17,173	13,722	17,173	13,722

Supplemental cash flow information:
Interest paid	655	452	1,762	1,994
Income taxes paid (received)	52	488	(850)	633

CONSOLIDATED BALANCE SHEETS

[Thousands of Canadian dollars]	As at Dec. 31, 2007 $	As at Dec. 31, 2006 $

ASSETS
Current
Cash and cash equivalents	17,173	13,722
Available-for-sale marketable securities	54,726	87,048
Accounts receivable	1,972	2,701
Research and development tax credits receivable	1,197	1,869
Income taxes receivable	161	939
Inventories	2,875	5,287
Prepaid expenses and other assets	1,460	1,384
Total current assets	79,564	112,950

Restricted long-term investments	1,277	1,280
Long-term investment	4,329	—
Property, plant and equipment net	10,800	10,909
Intangible assets	3,453	3,205
Deferred financing costs	—	156
Future income tax asset	116	134
	99,539	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,719	8,908
Current portion of deferred revenue	4,325	7,916
Current portion of obligations under capital leases	203	94
Current portion of long term debt	—	4,425
Total current liabilities	13,247	21,343

Deferred revenue	17,083	16,593
Obligations under capital leases	5,613	5,746
Long term debt	13,647	3,396
Total liabilities	49,590	47,078

SHAREHOLDERS’ EQUITY
Capital stock
Common shares, no par value, unlimited authorized shares, 56,817,963 and 56,747,963 issued as at December 31, 2007 and 2006 respectively	241,955	241,588
Warrants	541	—
Contributed surplus	12,527	8,417
Deficit	(205,024)	(168,449)
Accumulated other comprehensive loss	(50)	—
Total shareholders’ equity	49,949	81,556
	99,539	128,634